August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (303) 837-5810
 Richard T. O'Brien
Chief Executive Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203 USA

  Re: Newmont Mining Corporation
     Definitive Proxy Statement on Schedule 14A
     Filed March 5, 2007
     File No. 001-31240

Dear Mr. O'Brien:

  We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

2006 Directors Compensation, page 10

1.   Include a footnote disclosing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the instruction to Item 402(k), indicating that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Compensation and Management Development Committee, page 12

2.   You disclose that from time to time, the compensation committee may retain legal, accounting and compensation experts to assist in its determination of compensation. You also identify three companies that the committee has used in the past. Disclose all groups or persons that the compensation committee engaged to assist it in the determination of compensation awarded during the fiscal year. Further, consistent with the requirements of Item 407(e)(3)(iii) of Regulation S-K, please disclose the nature and scope of their assignments and the material instructions and directions given to the consultants.

Compensation Discussion and Analysis, page 17

3.   Please refer to Item 402(b) and Section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement.   Your Compensation Discussion and Analysis should clearly and concisely present a discussion and analysis of material components of the compensation program. We note disclosure in the bullet points on page 18 regarding material changes to the compensation program enacted in recent years.   Rather than only listing the changes, provide an analysis of the reasons for the changes. Consistent with Item 402(b)(1)(vi), discuss how each element of compensation and each change, if applicable, to such element, fits into the overall compensation philosophy and objectives of the company. Please revise your disclosure accordingly.

4.   We refer you to our prior comment regarding usage of compensation consultants. Please clarify in your disclosure why the committee chose to use a particular consultant with respect to determinations of the respective elements of compensation. We note that two different consultants provided data regarding base salaries, yet there is no discussion of why the compensation committee chose to review two sets of data and how the committee ultimately weighted the respective data provided. You should disclose the relative importance of benchmarking data to compensation decisions.

5.   You indicate that you target total compensation at the 75th percentile of competitive positions in the general industry and the mining industry and that you target salary between the median and 75th percentile. You should include a discussion of where you target each other element of compensation against peer

companies and the percentiles represented by *actual* compensation paid for 2006. To the extent actual compensation paid to an executive officer varied from the targeted percentile, analyze the reasons for the divergence.

6. You provide a general discussion but little analysis of the effect of individual performance on compensation decisions even though your disclosure indicates that it is a material factor the compensation committee considered. For example, on page 19 you indicate that in making its decisions, the compensation committee takes many factors into account, including an individual's performance, tenure and experience. In your discussion of base salary determination on page 20, you disclose that the committee considered the "personal performance" of the Chief Executive Officer. You note a similar reference to the importance of individual performance assessment in the discussion of the personal performance bonus on page 23. In future filings, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered with respect to each named executive officer in its evaluation and determination of the amount of compensation awarded to a named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

7. You discuss the employment and consulting agreements with former named executive officers Messrs. Lassonde and Hansen. Please disclose why you structured these agreements' terms and payments as you have.

8. We direct you to Release 8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain why the total compensation awarded and type of awards made to Mr. Murdy differs significantly from that awarded to the other named executive officers. We note for example, footnote 7 to the summary compensation table and the different benefits negotiated for Mr. Murdy relative to the other officers. We also note that there is insufficient discussion and analysis of differences in the mix of compensation awarded to the named executive officers. Please revise your disclosure accordingly to address these material differences.

Corporate Performance Bonus, page 21

9. On page 21, you state that the compensation committee and the board of directors review and set the performance metrics and targets annually. The compensation discussion and analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please see Instruction 2 to Item 402(b) of Regulation S-K. Please identify the performance targets established for 2007. To the extent you believe that disclosure of the information would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also

note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Stock Option Awards, page 24

10.   You indicate a reserve pool of an additional 10% of stock options may be awarded for "exceptional performance." You also indicate that Messrs. O'Brien, Enos and Harquail received in 2006 additional stock awards for exceptional performance for 2005. To provide context to your disclosure, disclose what factors you considered in determining whether an individual had performed exceptionally and the amount of options that the individual should receive for such performance. See generally Item 402(b)(1)(v) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 44

11.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. You should discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments and why vesting of equity awards is accelerated.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor